                                            Filed Pursuant to Rule 424(b)(5)
                                            Registration No. 333-50808

          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED FEBRUARY 20, 2001

                                7,500,000 Shares

                                TECO ENERGY LOGO

                                  Common Stock

                               ------------------

     Our common stock is listed on The New York Stock Exchange under the trading symbol "TE." The last reported sale price on March 6, 2001 was $28.88 per share.

     The underwriters have a 30-day option to purchase a maximum of 1,125,000 additional shares to cover over-allotments of shares.

                                                                      UNDERWRITING
                                                         PRICE TO    DISCOUNTS AND   PROCEEDS TO
                                                          PUBLIC      COMMISSIONS    TECO ENERGY
                                                       ------------  --------------  ------------
Per Share............................................     $27.75         $0.832        $26.918
Total................................................  $208,125,000    $6,240,000    $201,885,000

     Delivery of the shares of common stock will be made on or about March 12, 2001.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

                           CREDIT SUISSE FIRST BOSTON

GOLDMAN, SACHS & CO.             MERRILL LYNCH & CO.             UBS WARBURG LLC

            The date of this prospectus supplement is March 6, 2001.

                               ------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                        PAGE
                                        ----
ABOUT THIS PROSPECTUS SUPPLEMENT......   S-1
SUMMARY...............................   S-2
RECENT DEVELOPMENTS...................   S-3
THE OFFERING..........................   S-5
USE OF PROCEEDS.......................   S-6
CAPITALIZATION........................   S-7
SELECTED HISTORICAL FINANCIAL
  INFORMATION.........................   S-8

                                        PAGE
                                        ----
DIVIDENDS AND PRICE RANGE.............   S-9
UNDERWRITING..........................  S-10
NOTICE TO CANADIAN RESIDENTS..........  S-13
LEGAL MATTERS.........................  S-14
EXPERTS...............................  S-14

                                   PROSPECTUS

                                        PAGE
                                        ----
RISK FACTORS..........................    1
FORWARD LOOKING STATEMENTS............    1
TECO ENERGY...........................    2
RATIOS OF EARNINGS TO FIXED CHARGES
  AND PREFERRED STOCK DIVIDENDS.......    2
DESCRIPTION OF DEBT SECURITIES........    3
DESCRIPTION OF PREFERRED STOCK........    7
DESCRIPTION OF COMMON STOCK...........    9
ANTI-TAKEOVER EFFECTS OF OUR ARTICLES
  OF INCORPORATION AND BYLAWS, FLORIDA
  LAW AND OUR RIGHTS PLAN.............    9

                                        PAGE
                                        ----
DESCRIPTION OF WARRANTS, AND OTHER
  PURCHASE RIGHTS.....................   11
USE OF PROCEEDS.......................   13
PLAN OF DISTRIBUTION..................   13
LEGAL MATTERS.........................   14
EXPERTS...............................   14
WHERE YOU CAN FIND MORE INFORMATION...   14

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     This document is in two parts. The first is this prospectus supplement, which describes the specific terms of this common stock offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering.

     If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

     This prospectus supplement contains forward looking statements. For a description of these statements and a discussion of the factors that may cause our actual results to differ materially from these statements, see "Forward Looking Statements" in the accompanying prospectus.

                                    SUMMARY

     This summary highlights information appearing elsewhere or incorporated by reference in this prospectus supplement and the prospectus. This summary is not complete and does not contain all of the information that you should consider before purchasing the common stock. Unless the context requires otherwise, references to "we," "us" or "our" refer collectively to TECO Energy and its subsidiaries.

                                  TECO ENERGY

     Overview. We are an electric and gas utility holding company, exempt from registration under the Public Utility Holding Company Act of 1935, with important unregulated activities. We are in the process of transforming TECO Energy from a predominantly regulated energy company to one that is predominantly operating in deregulated competitive markets. Our unregulated businesses include independent power generation and distribution, marine transportation, coal mining, coalbed methane gas production, the marketing of natural gas, energy services and engineering and, indirectly, the sale of propane gas. The following describes our principal operations.

     - Tampa Electric provides electric energy and related services to over 560,000 residential, commercial and industrial customers in its high-growth West Central Florida service area covering approximately 2,000 square miles, including the City of Tampa and the surrounding areas. Tampa Electric has approximately 3,800 megawatts of generating capacity in operation, and is constructing additional capacity to serve its growing customer base. It is in the process of repowering an older coal-fired station to become a combined-cycle natural gas-fired facility, which is expected to add 658 megawatts of generating capacity by 2004, significantly reduce emissions and enhance fuel diversity.

     - Peoples Gas System, acquired in 1997, is Florida's leading provider of natural gas. With a presence in most of Florida's major metropolitan areas, it serves over 256,000 residential and commercial customers. In early 2000, it completed a major expansion to Southwest Florida to market natural gas to a previously unserved high growth area of the state. The company is continuing its expansion into other areas of Florida previously unserved by natural gas by extending pipelines in Northeastern and Southeastern Florida.

     - TECO Power Services develops, builds, owns and operates electric generation facilities and electric distribution and transmission facilities primarily in the United States and Central America. It has interests in or agreements to develop or to acquire more than 7,000 net megawatts of generating capacity in operation, under construction or in the late stages of development. The operating generating units include the Hardee Power Station in Florida, the San Jose and Alborada generating plants in Guatemala, the Hamakua plant in Hawaii, the Commonwealth Chesapeake Station in Virginia on the Delmarva peninsula, wind and hydro power facilities in Central and South America, a gas and coal-fired facility in Eastern Europe and the Frontera Power Station in Texas, which it has agreed to acquire. It owns two combined-cycle plants in the early stages of construction in Mississippi and Arkansas, has an economic interest related to two combined-cycle plants under construction in Texas and is in a joint venture to build, own and operate two combined-cycle plants in Arizona and in Arkansas. It also has entered into a memorandum of understanding regarding the development of an integrated gasification combined-cycle generation (IGCC) facility at the CITGO refinery in Lake Charles, Louisiana using Texaco gasification technology.

     - TECO Transport is a marine transportation business that operates a U.S.-flag fleet of oceangoing vessels, a river barge fleet and a dry bulk commodity transfer and storage deep water terminal. Its business is primarily moving commodities via domestic inland rivers, the Gulf of Mexico and the Caribbean, and to worldwide markets, including South America, Asia, Africa and Europe.

     - TECO Coal owns and operates several low-sulfur coal mines and handling facilities in Kentucky and Tennessee. It mines and ships more than eight million tons of coal annually for sale to domestic and European steel companies, as well as domestic utilities and industrial customers. In addition, it owns and operates two synthetic fuel production facilities that qualify under existing rules for Section 29 tax credits on non-conventional fuel production through 2007.

     - TECO Coalbed Methane extracts naturally occurring methane gas from seams in the coal beds of Alabama's Black Warrior Basin. It has approximately 735 producing wells, all of which qualify under existing rules for
       Section 29 tax credits on non-conventional fuel production through 2002. It had proven reserves estimated at 182 billion cubic feet at December 31, 2000.

     - TECO Solutions was formed to support TECO Energy's strategy of offering customers a comprehensive and competitive package of energy services and products with its Florida operations focus. Operating companies include TECO BGA (formerly Bosek, Gibson and Associates) (BGA), BCH Mechanical
       (BCH), TECO Gas Services and TECO Properties. BGA and BCH together can deliver customized energy-efficient design and new construction, operations and maintenance projects for commercial and public sector clients. In addition, TECO Gas Services, our gas marketing company, provides gas management and marketing services for large municipal, industrial, commercial and power generation customers.

     Strategy. Our business growth strategy is focused on the following three areas:

     - Capitalize on a growing Florida economy and the expected shift to a more competitive energy market in Florida with our electric and gas operations and energy services business. Tampa Electric believes that it has the competitive generating capacity to serve increased demand and expand its market share in a more competitive energy market in Florida.

     - Increase TECO Power Services' portfolio of quality projects, particularly in the high growth areas of the United States market, to become a leading generation company positioned to take advantage of competitive energy markets, including in Florida.

     - Expand our marine transportation business through improved asset utilization and asset additions.

                              RECENT DEVELOPMENTS

INVESTMENTS IN PANDA ENERGY PROJECTS

     On September 25, 2000, TECO Power Services announced a $93 million investment with an affiliate of Panda Energy International relating to two Texas projects totaling 2,000 gross megawatts. These projects are planned to be brought online in phases; the first phase began commercial operation in December 2000, and all the remaining capacity is anticipated to be in-service in the third quarter of 2001.

     On November 14, 2000, TECO Power Services announced a joint venture with Panda Energy International to build, own and operate two merchant power plants with an expected total capital cost of $2.4 billion. TECO Power Services' equity investment in these projects is expected to be approximately $1.1 billion. The plant sites, which would have a combined capacity of nearly 4,600 megawatts, are located in El Dorado, Arkansas and Gila Bend, Arizona. The first phase of the El Dorado project is expected to begin commercial operation in the fall of 2002, with commercial operation of the entire facility expected in spring of 2003. The Gila Bend project is expected to begin commercial operation in the spring of 2003, with all phases expected to be completed by the summer of the same year. TECO Power Services has also committed, under certain circumstances, to purchase turbine generator sets at an aggregate purchase price of approximately $176 million, which might be used in connection with future projects with Panda Energy or otherwise.

ACQUISITION OF GENPOWER PROJECTS

     On October 30, 2000, TECO Power Services announced its acquisition of GenPower's interests in two independent power projects being developed by GenPower in Arkansas and Mississippi. The combined capacity of the two plants, which are expected to begin operation during the fourth quarter of 2002, is nearly 1,200 megawatts. TECO Power Services' equity investment in these projects is expected to be about $330 million and the total capital costs of the projects are expected to be $730 million.

DEVELOPMENT RIGHTS FOR CITGO PROJECT

     On November 16, 2000, TECO Power Services announced the signing of a memorandum of understanding with CITGO Petroleum Corporation providing for the exclusive right to develop a 670-net megawatt IGCC power plant adjacent to CITGO's Lake Charles Manufacturing Complex in Louisiana using Texaco proprietary gasification technology. Texaco Power and Gasification Global, Inc. will have the right to participate in the development of the project. The plant is not expected to begin commercial operation before January 2005. TECO Power Services' equity investment in this project is expected to be about $130 million.

ACQUISITION OF FRONTERA POWER STATION

     On February 8, 2001, TECO Power Services announced that it had agreed to purchase American Electric Power's (AEP) 500 megawatt Frontera Power Station, located near McAllen, Texas, approximately two miles from the Mexican border. AEP is being required by the Federal Energy Regulatory Commission to divest its ownership of this facility as part of its merger with Central and South West Corporation, which was completed last summer. TECO Power Services' equity investment in the project is expected to be about $120 million, with total capital investment for the acquisition being $265 million.

ISSUANCE OF TRUST PREFERRED SECURITIES

     In December 2000, TECO Capital Trust I issued 8,000,000 trust preferred securities with an aggregate liquidation amount of $200 million, which represent a corresponding amount of company preferred securities of TECO Funding Company I, LLC. Holders of the trust preferred securities are entitled to quarterly distributions at an annual rate of 8.50% of the liquidation amount of the trust preferred securities. In connection with the issuance of the trust preferred securities, TECO Energy issued junior subordinated notes to TECO Funding Company I, LLC. Our payments on these notes will be the only source of funds for the distributions to the trust preferred security holders. We have guaranteed these payments and if we do not make them, or choose to defer them, we will be restricted from paying dividends or making distributions to the holders of our common stock.

RATINGS DOWNGRADE

     As previously reported, in 2000 Fitch Investor Services, Inc. and Standard & Poor's Ratings Services lowered the ratings on the debt securities of TECO Energy and Tampa Electric, and Moody's Investors Service, Inc. placed the ratings of these securities on review for potential downgrade. We expect Moody's to complete its review in the near future.

                                  THE OFFERING

Common stock offered.................................    7,500,000 shares

Common stock to be outstanding
  after the offering.................................    134,039,242 shares (135,164,242 shares if
                                                         the over-allotment option is exercised in
                                                         full)

Use of proceeds......................................    We will use the net proceeds from the sale
                                                         of common stock to repay short-term debt and
                                                         for general corporate purposes. See "Use of
                                                         Proceeds" on page S-6.

Current indicated annual dividend
  rate per share.....................................    $1.34(1)

New York Stock Exchange symbol.......................    TE

---------------
(1) Based upon dividends paid from the second quarter of 2000 through the first quarter of 2001. Future dividends will be declared and paid at the discretion of the Board of Directors and will depend on our future earnings, financial condition and other factors.

                                USE OF PROCEEDS

     Our net proceeds from the sale of the 7,500,000 shares of our common stock in this offering (after deducting underwriting discounts and commissions and estimated offering expenses) will be approximately $201.6 million ($231.9 million if the underwriters' over-allotment option in this offering is exercised in full). We intend to use the net proceeds from this offering to reduce the commercial paper balances of TECO Finance, a subsidiary of TECO Energy, which as of February 28, 2001 had interest rates ranging from 5.3% to 6.5% and various remaining terms until maturity of 37 days or less. We may also use the proceeds for general corporate purposes, which may include investment in subsidiaries, working capital, capital expenditures and other business opportunities. Pending such uses, we will invest the net proceeds in short-term, interest bearing, investment grade securities or obligations of, or guaranteed by, the United States or its agencies.

                                 CAPITALIZATION

     The following table summarizes the historical capitalization of TECO Energy and its subsidiaries at December 31, 2000, and its capitalization as adjusted to reflect the issuance and sale of 7,500,000 shares of common stock (assuming no exercise of the underwriters' over-allotment option) contemplated by this prospectus supplement based on an offering price of $27.75 and our application of the net proceeds in the manner described in "Use of Proceeds." The long-term debt shown does not include $237.3 million of long-term debt due within one year.

                                                                DECEMBER 31, 2000
                                                              ----------------------
                                                               ACTUAL     PROFORMA
                                                              AMOUNTS    AS ADJUSTED
                                                              --------   -----------
                                                                 ($ IN MILLIONS)
Cash and cash equivalents...................................  $   99.6    $   99.6
                                                              ========    ========
Short-term debt.............................................   1,208.9     1,007.3
Long-term debt..............................................   1,374.6     1,374.6
Redeemable preferred securities.............................     200.0       200.0
Common equity...............................................   1,559.5     1,761.1
                                                              --------    --------
          Total capitalization..............................  $4,343.0    $4,343.0
                                                              ========    ========

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The table below presents selected historical consolidated income statement data, cash flow information and balance sheet data of TECO Energy and its subsidiaries. We derived this information from the audited financial statements for the years ended December 31, 1997 through December 31, 2000. This information is only a summary. You should read it in connection with our historical financial statements and related notes and the "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are incorporated by reference in this document. See "Where You Can Find More Information" on page 14 of the accompanying prospectus.

                                                                   YEAR ENDED DECEMBER 31,
                                                          -----------------------------------------
                                                            2000       1999       1998       1997
                                                          --------   --------   --------   --------
                                                          ($ IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA
Operating revenues......................................  $2,295.1   $1,983.0   $1,955.7   $1,860.8
Operating income........................................     413.6      423.6      401.3      412.7
Net income from continuing operations (excluding
  non-recurring charges)................................     250.9      220.5      223.8      216.8
Earnings per share (basic) from continuing operations
  (excluding non-recurring charges).....................  $   1.99   $   1.68   $   1.70   $   1.66
Dividends paid per share................................  $  1.330   $  1.285   $  1.225   $  1.165

CASH FLOW INFORMATION
EBITDA(1)...............................................  $  681.8   $  655.8   $  634.3   $  644.4
Cash interest, net of amounts capitalized...............     166.7      116.9       99.3      115.5
Capital expenditures....................................     688.4      426.1      296.1      212.6
Cash flow from operations...............................     381.2      381.3      495.4      350.8

                                                                     AS OF DECEMBER 31,
                                                          -----------------------------------------
                                                            2000       1999       1998       1997
                                                          --------   --------   --------   --------
                                                                       ($ IN MILLIONS)
BALANCE SHEET DATA
Total assets............................................  $5,676.2   $4,690.1   $4,179.3   $3,960.4
Capitalization:
  Short-term debt.......................................   1,208.9      813.7      319.0      447.5
  Long-term debt(2).....................................   1,374.6    1,207.8    1,279.6    1,080.2
  Redeemable preferred securities.......................     200.0         --         --         --
  Common shareholders equity excluding the effects of
     unearned compensation..............................   1,559.5    1,472.5    1,569.2    1,512.2
Total capitalization....................................   4,343.0    3,494.0    3,167.8    3,039.9

---------------
(1) EBITDA is defined as operating income before depreciation and amortization (excludes other income and income taxes). EBITDA is not a measure of performance under GAAP. While EBITDA should not be considered as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity, management understands that EBITDA is customarily used as a measure in evaluating companies.

(2) Long-term debt excludes amounts due within one year of $237.3 million, $155.8 million, $36.0 million and $12.7 million for 2000, 1999, 1998 and
    1997, respectively.

                           DIVIDENDS AND PRICE RANGE

     The table below sets forth, for the periods indicated, the high, low and closing sales prices of our common stock on The New York Stock Exchange.

                            YEAR                               HIGH     LOW     CLOSE
                            ----                              ------   ------   ------
1997........................................................  $28.19   $22.75   $28.13
1998........................................................   30.62    24.75    28.19
1999........................................................   28.00    18.37    18.56
2000........................................................   33.19    17.25    32.37

                        BY QUARTERS                            HIGH     LOW     CLOSE
                        -----------                           ------   ------   ------
1999  First Quarter.........................................  $28.00   $19.87   $19.87
  Second Quarter............................................   23.81    19.75    22.75
  Third Quarter.............................................   23.12    19.62    21.12
  Fourth Quarter............................................   22.50    18.37    18.56

2000  First Quarter.........................................  $20.62   $17.25   $19.44
  Second Quarter............................................   23.12    19.19    20.06
  Third Quarter.............................................   28.75    20.19    28.75
  Fourth Quarter............................................   33.19    26.56    32.37

     The last sale price of the common stock on March 6, 2001, as reported on The New York Stock Exchange, was $28.88 per share. As of March 5, 2001, we had approximately 126,539,242 shares of common stock outstanding and 24,249 holders of record.

     The following table sets forth the dividends paid from 1997 through the first quarter of 2001. Future dividends will be declared and paid at the discretion of the Board of Directors and will depend on our future earnings, financial condition and other factors.

                                                              COMMON DIVIDENDS
                            YEAR                                 PER SHARE
                            ----                              ----------------
1997........................................................       $1.165
1998........................................................        1.225
1999........................................................        1.285
2000........................................................        1.330

                                                              COMMON DIVIDENDS
                        BY QUARTERS                              PER SHARE
                        -----------                           ----------------
1999  First Quarter.........................................       $0.310
  Second Quarter............................................        0.325
  Third Quarter.............................................        0.325
  Fourth Quarter............................................        0.325

2000  First Quarter.........................................       $0.325
  Second Quarter............................................        0.335
  Third Quarter.............................................        0.335
  Fourth Quarter............................................        0.335

2001  First Quarter.........................................       $0.335

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting agreement dated March 6, 2001, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation is acting as representative, the following respective numbers of shares of common stock:

                                                              NUMBER OF
                        UNDERWRITER                             SHARES
                        -----------                           ----------
Credit Suisse First Boston Corporation......................   2,657,600
Goldman, Sachs & Co.........................................   1,328,800
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........   1,328,800
UBS Warburg LLC.............................................   1,328,800
Robert W. Baird & Co. Incorporated..........................     167,500
A.G. Edwards & Sons, Inc....................................     167,500
Friedman, Billings, Ramsey & Co., Inc.......................     167,500
Edward D. Jones & Co., L.P..................................     167,500
J.J.B. Hilliard, W.L. Lyons, Inc............................      31,000
Invemed Associates LLC......................................      31,000
Legg Mason Wood Walker, Incorporated........................      31,000
McDonald Investments Inc....................................      31,000
Raymond James & Associates, Inc.............................      31,000
Sanders Morris Harris Inc. .................................      31,000
                                                              ----------
          Total.............................................   7,500,000
                                                              ==========

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

     We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,125,000 additional shares at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a concession of $0.50 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representative.

     The following table summarizes the compensation and estimated expenses we will pay.

                                                       PER SHARE                           TOTAL
                                            -------------------------------   -------------------------------
                                               WITHOUT            WITH           WITHOUT            WITH
                                            OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                                            --------------   --------------   --------------   --------------
Underwriting Discounts and Commissions
  paid by us..............................      $0.832           $0.832         $6,240,000       $7,176,000
Expenses payable by us....................      $0.035           $0.030         $  260,000       $  260,000

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities

Act of 1933 relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 60 days after the date of this prospectus supplement, except issuances of equity-based awards pursuant to our director or employee incentive plans, issuances pursuant to the exercise of outstanding stock options and issuances under our Dividend Reinvestment and Common Stock Purchase Plan.

     Our executive officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 60 days after the date of this prospectus.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

     The shares of common stock have been approved for listing on The New York Stock Exchange, subject to official notice of issuance.

     In the ordinary course of business, certain of the underwriters and their affiliates have provided and continue to provide financial advisory, investment banking and general financing and banking services for us and our affiliates for customary fees.

     In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares which they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

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These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     A prospectus and prospectus supplement in electronic format may be made available on the websites maintained by one or more of the underwriters participating in this offering. The representative may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. Merrill, Lynch, Pierce, Fenner & Smith Incorporated uses electronic systems in connection with offers and sales and distribution of certain securities and may use such systems in this offering.

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                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

     - the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

     - where required by law, that the purchaser is purchasing as principal and not as agent; and

     - the purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer, and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by the purchaser pursuant to this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed for common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

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                                 LEGAL MATTERS

     Palmer & Dodge LLP, Boston, Massachusetts will pass upon the validity of the securities offered hereby. Certain matters will be passed upon for the underwriters by Ropes & Gray, Boston, Massachusetts.

                                    EXPERTS

     The consolidated financial statements incorporated in this prospectus supplement by reference to the Current Report on Form 8-K/A of TECO Energy dated February 20, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

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                                TECO ENERGY LOGO